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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                       Third Millennium Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, Par Value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   983763103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Philip E. Tearney, Manager
                       Barrett Sutherland Acquisition, LLC
                             10801 Mastin, Suite 920
                           Overland Park, Kansas 66210
                                 (913) 491-1717
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               January 27-28, 2004
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)

CUSIP No. 983763103
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Barrett Sutherland Acquisition, LLC
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)    [X]

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    WC, OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Missouri
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    4,890,000
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    0
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    4,890,000
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    5,332,713
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     10,222,713
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     69.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     OO - Limited Liability Company
--------------------------------------------------------------------------------

CUSIP No. 983763103
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Philip E. Tearney
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)    [X]

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    United States
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    5,100,000
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    0
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    210,000
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    9,722,713
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     10,282,713
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     70.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP No. 983763103
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    William P. Moore, III, as Trustee of the William P. Moore III Revocable Trust dated October 9, 2001
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)    [X]

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    United States
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    490,000
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    0
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    490,000
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    9,722,713
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     10,362,713
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     70.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

This Amendment No. 1 amends and supplements the Schedule 13D originally filed on February 11, 2004 by Barrett Sutherland Acquisition, LLC, Philip E. Tearney and William P. Moore, III, as Trustee of the William P. Moore, III Revocable Trust dated October 9, 2001. The purpose of this Amendment No. 1 is to amend Item 5.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) The aggregate number and percentage of the Company's Common Stock, par value $0.001 held by BSA and Greg Meador are as set forth in response to Item 5(a) of the December 2003, Schedule 13D, which is incorporated herein by this reference.

                  The rights of the reporting persons to convert their Millennium Loans into shares of the Company's Common Stock terminated on January 27, 2004, and as a result their beneficially ownership decreased by 220,000 shares in the case of Philip E. Tearney and 513,333 shares in the case of the Trust (described in Item 5(c)). In addition, these reporting persons acquired additional shared rights to vote and direct the disposition of 500,000 pledged shares (350,000 shares pledged to the Trust and 150,000 shares pledged to Philip E. Tearney) as the result of a payment default on the Millennium Loans on January 28, 2004 (described in Item 5(c)). The reporting persons were already deemed to beneficially own these pledged shares through BSA's right to acquire these shares from Dennis DePriest and Greg Spencer, as described in
                  Item 3. Accordingly:

                  Philip E. Tearney, the Manager and a Member of BSA, may be deemed to be the beneficial owner of 10,282,713 shares of the Company's Common Stock, par value $0.001, which represents 70.4% of the sum of outstanding shares of the Company's Common Stock, par value $0.001 and shares to be issued upon exercise of the Warrant. Philip E. Tearney beneficially owns (a) 60,000 of such shares in exchange for shares tendered in connection with the merger of the Company's predecessor into the Company and (b) an indirect interest in 10,222,713 of the 10,282,713 shares based on Philip E. Tearney's membership interest in BSA (which includes 150,000 shares of stock pledged to Philip E. Tearney that BSA has the right to acquire from Dennis DePriest and Greg Spencer).

                  The Trust, a Member of BSA, may be deemed to be the beneficial owner of 10,362,713 shares of the Company's Common Stock, par value $0.001, which represents 71.5% of the sum of outstanding shares of the Company's Common Stock, par value $0.001 and shares to be issued upon exercise of the Warrant and conversion of the Trust's Millennium Loan. The Trust beneficially owns (a) 140,000 of such shares in exchange for shares tendered in connection with the merger of the Company's predecessor into the Company and (b) an indirect interest in 10,222,713 of the 10,362,713 shares based on the Trust's membership interest in BSA (which includes 350,000 shares of stock pledged to the Trust that BSA has the right to acquire from Dennis DePriest and Greg Spencer).

         (b) The voting and dispositive powers of BSA and Greg Meador with respect to securities of the Company and the identity and background of BSA, Philip E. Tearney, the Trust, and Greg Meador are as set forth in response to Item 5(b) of the December 2003, Schedule 13D, which is incorporated herein by this reference.

                  As the result of the expiration of the conversion rights described in Item 5(c) of this Amendment, Philip E. Tearney and the Trust no longer have any voting or dispositive powers with respect to the 733,333 shares of Company Common Stock formerly issuable upon conversion of the Millennium Loans. As a result of the default, such reporting persons now have additional voting and dispositive rights with respect to certain pledged shares held of record by BSA. Such persons current voting and dispositve powers are described below:

                  Philip E. Tearney has the sole power to vote or to direct the vote of 5,100,000 shares, the sole power to dispose or to direct the disposition of 60,000 shares, shared power (together with the Trust) to dispose or to direct the disposition of most of the shares beneficially owned by BSA (9,722,713 shares) and sole power to vote and direct the disposition of the remaining 150,000 shares pursuant to the terms of a pledge agreement.

                  The Trust has the sole power to vote and to direct the disposition of 490,000 shares (including 350,000 shares beneficially owned by BSA and pledged to the Trust), shared power (with Philip E. Tearney) to dispose or to direct the disposition of most of the shares beneficially owned by BSA (9,722,713 shares).

         (c) The Trust and Philip E. Tearney each made a loan to the predecessor company that was later merged into the Company on August 1, 2003 (collectively, the "Millennium Loans"). The principal and accrued interest of each Millennium Loan was convertible into shares of the predecessor company's common stock at a conversion price of $0.75 per share on or before January 27, 2004. On October 30, 2003, the predecessor company merged into the Company, and the Millennium Loans became convertible into an aggregate of approximately 733,333 shares of the Company's common stock (approximately 513,333 shares for the Trust's Millennium Loan and approximately 220,000 shares for Mr. Tearney's Millennium Loan). The conversion options expired on January 27, 2004, without exercise by either Philip E. Tearney or the Trust.


                  In connection with the Millennium Loans, Dennis DePriest and Greg Spencer each pledged shares of the predecessor company's common stock to Philip E. Tearney and the Trust. In connection with the merger of the predecessor company into the Company 500,000 shares of the Company's Common Stock are required to be pledged (350,000 shares pledged to the Trust and 150,000 shares pledged to Philip E. Tearney) in exchange for such pledged shares of the predecessor company. Because of the Company's default in the repayment of the Millennium Loans on January 28, 2004, the Trust and Philip E. Tearney have voting power and investment power over such pledged shares. In addition, the reporting persons are deemed to beneficially own these pledged shares through BSA's right to acquire these shares from Dennis DePriest and Greg Spencer, as described in
                  Item 3.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 99.1  -  Eight Percent Promissory Note, dated December 30,
                          2003, executed by the Company in favor of BSA.*

         Exhibit 99.3  -  18% Convertible Promissory Note, dated August 1, 2003, executed by the Company's predecessor in favor of the Trust. *

         Exhibit 99.4  -  18% Convertible Promissory Note, dated August 1, 2003, executed by the Company's predecessor in favor of Philip E. Tearney. *

         Exhibit 99.5  -  Pledge Agreement, dated as of August 1, 2003, between
                          Dennis DePriest, Greg Spencer, and the Trust. *

         Exhibit 99.6  -  Pledge Agreement, dated as of August 1, 2003, between
                          Dennis DePriest, Greg Spencer, and Philip E.
                          Tearney. *

         Exhibit 99.10 -  Joint Filing Agreement, dated February 9, 2004, executed by BSA, the Trust, and Philip E. Tearney. *

*        Previously filed as an Exhibit to Schedule 13D filed February 11, 2004.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2004
--------------------------------------------------------------------------------
Date

/s/ Philip E. Tearney
--------------------------------------------------------------------------------
Signature

Philip E. Tearney, Manager of Barrett Sutherland Acquisition, LLC
--------------------------------------------------------------------------------
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2004
--------------------------------------------------------------------------------
Date
/s/ Philip E. Tearney
--------------------------------------------------------------------------------
Signature

Philip E. Tearney
--------------------------------------------------------------------------------
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2004
--------------------------------------------------------------------------------
Date

/s/ William P. Moore, III
--------------------------------------------------------------------------------
Signature

William P. Moore, III, as Trustee of the William P. Moore III Revocable Trust dated October 9, 2001
--------------------------------------------------------------------------------
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)